Five Below, Inc.

1818 Market Street

Suite 1900

Philadelphia, PA 19103

July 17, 2012

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mara L. Ransom, Assistant Director

Re:	Five Below, Inc.

Registration Statement on Form S-1

Filed April 18, 2012, as amended

Registration No. 333-180780

Ladies and Gentlemen:

Five Below, Inc., a Pennsylvania corporation (the “Company”), hereby acknowledges its obligations under the Securities Act of 1933, as amended, as they relate to the Registration Statement on Form S-1, filed on April 18, 2012, as amended (Registration No. 333-180780) and further acknowledges that:

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should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank you for your prompt attention to this letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this correspondence to John P. Duke of Pepper Hamilton LLP at 610.640.7839.

Very truly yours,

Five Below, Inc.

By:	/s/ KENNETH R. BULL
Name:	Kenneth R. Bull
Title:	Chief Financial Officer, Treasurer and Secretary